Exhibit 21.1
Subsidiaries of Valero Energy Partners LP

Subsidiary	State of Organization
Valero MKS Logistics, L.L.C.	Delaware
Valero Partners EP, LLC	Delaware
Valero Partners Lucas, LLC	Delaware
Valero Partners Operating Co. LLC	Delaware
Valero Partners PAPS, LLC	Delaware
Valero Partners Memphis, LLC	Delaware
Valero Partners West Memphis, LLC	Delaware

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